Exhibit 10.3(af)

Dear <<Name>>,

I am pleased to inform you that you have been granted an award of <<award>> shares of restricted stock pursuant to the ADTRAN, Inc. 2020 Directors Stock Plan (the “Plan”).  The award is subject to the terms of the Plan and a related award agreement, both of which can be found on the Plan’s online portal, Morgan Stanley StockPlan Connect (https://www.stockplanconnect.com/).

Additionally, the award of restricted stock you received effective <<date>> vested on <<date>>. We are preparing to transfer the final award stock shares to your designated account. Please complete Attachment A to document your share transfer instructions for our files and return to Meaghan Morris at meaghan.morris@adtran.com.

Your original grant was <<award>> shares. As a result of quarterly dividend credits earned during <<date>>, the final award will be <<award>> shares, plus a cash payment for the equivalent of <<award>> fractional shares associated with the dividend credits. Fractional shares are paid in cash in accordance with the Plan rules. The amount of cash payment is based on the closing price of ADTRAN’s stock on <<date>> of <<stock price>> per share.

Your cost basis of the shares awarded to you is <<stock price>> per share. This award will be reported to you as income on the <<date>> Form 1099, which will be mailed to you by <<date>>t. The cash amount for the fractional share will be added on your <<date>> Form 1099.

If you have any questions, please contact Meaghan Morris at (256) 963-6315 or meaghan.morris@adtran.com.

ADTRAN, INC.

Thomas R. Stanton

Chairman of the Board and Chief Executive Officer